EXHIBIT 99.1

Endeavour Silver Reports 2017 Financial Results; Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Feb. 26, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces its financial results for the fourth quarter and year ended December 31, 2017.  The Company owns and operates three underground silver-gold mines in Mexico, the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state, is developing the El Compas project to production in Zacatecas state and advancing the Terronera project in Jalisco state to a development decision.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are reported in US$.

Highlights of Fiscal 2017 (Compared to Fiscal 2016)

Financial

  Net earnings increased 148% to $9.7 million ($0.08 per share), compared to $3.9 million ($0.03 per share)
  EBITDA(1) decreased 8% to $25.6 million
  Cash flow from operations before working capital changes decreased 2% to $23.6 million
  Mine operating cash flow(1) decreased 14% to $45.4 million
  Revenue decreased 4% to $150.5 million on 4,892,855 silver oz sold and 51,460 gold oz sold
  Realized silver price increased 2% to $17.24 per ounce (oz) sold (consistent with the 2017 average spot price)
  Realized gold price increased 3% to $1,285 per oz sold (2% above the 2017 average spot price)
  Cash costs(1) increased 19% to $8.06 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) increased 36% to $16.96 per oz silver payable (net of gold credits)
  Bullion inventory at year-end included 209,337 oz silver and 487 oz gold
  Concentrate inventory at year-end included 31,984 oz silver and 739 oz gold
  Working capital decreased 19% to $66.2 million at year end
  No outstanding debt as of December 31, 2017

Operations

  Silver production decreased 9% to 4,919,788 oz
  Gold production decreased 8% to 53,007 oz
  Silver equivalent production was 8.9 million oz (75:1 silver: gold ratio) – within revised guidance
  Completed a Pre-feasibility Study at the Terronera project
  Advanced the Terronera project towards a production decision, including engineering trade-off studies, received permits to build the mine and plant, awaiting waste dumps and tailings permits
  Completed a Preliminary Economic Assessment at the El Compas project, made a development decision and began construction (Endeavour News Release dated March 27, 2017).
  Explored the prospective Parral Project in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico and published an initial Mineral Resource Estimate.
  Received “Socially Responsible Company” awards for the Bolañitos and El Cubo mines

Highlights of Fourth Quarter 2017 (Compared to Fourth Quarter 2016)

Financial

  Net earnings of $2.7 million ($0.02 per share) compared to a loss of $5.2 million (loss of $0.04 per share)
  EBITDA(1) increased 475% to $6.9 million
  Cash flow from operations before working capital changes increased 507% to $4.6 million
  Mine operating cash flow(1) increased 99% to $12.7 million
  Revenue increased 45% to $41.6 million on 1, 392,518 silver oz sold and 14,117 gold oz sold
  Realized silver price decreased 1% to $16.84 per oz sold (consistent with Q4 average spot price)
  Realized gold price increased 13% to $1,288 per oz sold (consistent with Q4 average spot price)
  Cash costs(1) decreased 15% to $7.97 per oz silver payable (net of gold credits)
  All-in sustaining costs(1) decreased 37% to $12.70 per oz silver payable (net of gold credits)

Operations

  Silver production increased 32% to 1,436,962 oz
  Gold production increased 28% to 14,577 oz
  Silver equivalent production was 2.5 million oz (at a 75:1 silver: gold ratio)

(1)  Adjusted earnings, mine operating cash flow, EBITDA, cash costs and AISC are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Bradford Cooke, CEO, commented, “Overall, we worked hard in 2017 to turn a year of challenges into a year of opportunities. I am pleased to report strong growth in net earnings in 2017, up 148% to $9.7 million or $0.08 per share, notwithstanding slightly lower revenues compared to 2016.  In addition, our financial performance in the Q4, 2017 was up across all metrics compared to Q4, 2016.  We reduced our operating costs during the year and expect to continue that trend into 2018.

“After a tough start to the year in the first quarter, Endeavour posted three consecutive quarters of improved production, making the fourth quarter our best of the year.  Ore grades and throughput both improved in the second half. In 2017, silver equivalent production met the low end of our original guidance and the high end of our revised guidance, despite overcoming operational challenges at the Guanacevi mine.

“A new productivity optimization program was launched at Guanaceví last month and additional operational improvements are planned this year at Bolañitos and El Cubo. As we advance our development projects and continue optimizing our existing mines, we look forward to delivering one of the best growth profiles in the silver mining sector.”

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2017, the Company generated revenue totaling $150.5 million (2016 - $156.8 million). During the year, the Company sold 4,892,855 oz silver and 51,460 oz gold at realized prices of $17.24 and $1,285 per oz respectively, compared to sales of 5,152,031 oz silver and 55,851 oz gold at realized prices of $16.84 and $1,253 per oz respectively in 2016.

After cost of sales of $122.0 million (2016 - $117.9 million), mine operating earnings amounted to $28.5 million (2016 - $38.9 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $16.6 million (2016 - $13.9 million), stock-based compensation of $0.2 million (2016- $0.1 million) and the non-cash portion of the inventory write of $0.1 million (2016- Nil) mine operating cash flow before taxes was $45.4 million (2016 – $52.9 million) in 2017. Operating earnings were $7.7 million (2016 – $19.2 million) after exploration expenditures of $12.9 million (2016 – $10.4 million) and general and administrative expense of $7.9 million (2016 – $9.3 million).

Net earnings were $9.7 million ($0.08 per share) compared to earnings of $3.9 million ($0.03 per share) in 2016. Earnings significantly improved as El Cubo generated taxable profits offset by historical tax losses. Current income tax expense decreased to $4.6 million (2016 – $7.8 million), while deferred income tax recognized a $6.4 million recovery (2016 – expense of $0.7 million).

Cash cost, all-in sustaining cost and direct operating cost were all slightly higher than the revised guidance due the lower than planned mine output. The higher realized gold price was offset by the appreciation of the Mexican peso.

Conference Call

A conference call to discuss these results will be held today, Monday, February 26 at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 1979#. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Galina Meleger, Director Investor Relations at 604-640-4804 or toll free at 1-877-685-9775.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting a 20% increase in production to 10.2-11.2 million oz silver equivalent in 2018. Endeavour has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, Mineral Resource and Reserve Estimates, and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; the reliability of Mineral Resource and Reserve Estimates risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the reliability of Mineral Resource and Reserve Estimates, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended December 31			2017 Highlights	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
Production
1,436,962	1,088,845	32%	Silver ounces produced	4,919,788	5,435,407	(9%)
14,577	11,402	28%	Gold ounces produced	53,007	57,375	(8%)
1,400,705	1,064,827	32%	Payable silver ounces produced	4,803,589	5,308,026	(10%)
14,245	11,059	29%	Payable gold ounces produced	51,797	55,716	(7%)
2,530,237	1,943,995	30%	Silver equivalent ounces produced	8,895,313	9,738,532	(9%)
7.97	9.39	(15%)	Cash costs per silver ounce	8.06	6.78	19%
11.38	11.31	1%	Total production costs per ounce	11.68	9.40	24%
12.70	20.11	(37%)	All-in sustaining costs per ounce	16.96	12.43	36%
349,924	317,555	10%	Processed tonnes	1,279,873	1,458,917	(12%)
84.38	70.72	19%	Direct production costs per tonne	82.36	72.42	14%
11.57	12.13	(5%)	Silver co-product cash costs	11.88	10.89	9%
885	811	9%	Gold co-product cash costs	886	810	9%
Financial
41.6	28.7	45%	Revenue ($ millions)	150.5	156.8	(4%)
1,392,518	946,456	47%	Silver ounces sold	4,892,855	5,152,031	(5%)
14,117	11,004	28%	Gold ounces sold	51,460	55,851	(8%)
16.84	17.03	(1%)	Realized silver price per ounce	17.24	16.84	2%
1,288	1,139	13%	Realized gold price per ounce	1,285	1,253	3%
2.7	(5.2)	151%	Net earnings (loss) ($ millions)	9.7	3.9	148%
7.9	4.5	75%	Mine operating earnings ($ millions)	28.5	38.9	(27%)
12.7	6.4	99%	Mine operating cash flow ($ millions)	45.4	52.9	(14%)
4.6	(1.1)	507%	Operating cash flow before working capital changes	23.6	24.0	(2%)
6.9	(1.8)	475%	Earnings before ITDA ($ millions)	25.6	27.8	(8%)
66.2	81.6	(19%)	Working capital ($ millions)	66.2	81.6	(19%)
Shareholders
0.02	(0.04)	150%	Earnings (loss) per share – basic	0.08	0.03	167%
0.04	(0.01)	505%	Operating cash flow before working capital changes per share	0.19	0.20	(9%)
127,486,671	126,676,562	1%	Weighted average shares outstanding	127,340,834	117,505,811	8%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years Ended
	December 31,	December 31,
	2017	2016

Operating activities
Net earnings (loss) for the year	$9,684	$3,910
Items not affecting cash:
Share-based compensation	2,861	3,482
Depreciation and depletion	16,990	14,261
Deferred income tax expense (recovery)	(6,425)	(38)
Unrealized foreign exchange loss (gain)	(403)	462
(Gain) loss on available for sale assets	(72)	269
Finance costs	715	1,172
Write off of IVA receivable	-	434
Write off of mineral properties	233	-
Net changes in non-cash working capital	(7,993)	(983)
Cash from operating activities	15,590	22,969

Investing activities
Property, plant and equipment expenditures	(39,835)	(19,635)
Proceeds from disposition of available for sale assets	72	449
Redemption of non-current deposits	49	120
Cash used in investing activities	(39,714)	(19,066)

Financing activities
Repayment of credit facility	(9,000)	(13,000)
Restricted cash	(1,000)	-
Repayment of obligation under finance lease	-	(1,180)
Debt issuance costs	-	(474)
Interest paid	(461)	(779)
Public equity offerings	-	55,353
Exercise of options	142	10,548
Share issuance costs	-	(2,005)
Cash used in financing activities	(10,319)	48,463

Effect of exchange rate change on cash and cash equivalents	403	(462)

Increase (decrease) in cash and cash equivalents	(34,443)	52,366
Cash and cash equivalents, beginning of year	72,317	20,413
Cash and cash equivalents, end of year	$38,277	$72,317

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years Ended
	December 31,	December 31,
	2017	2016

Revenue	$150,499	$156,767

Cost of sales:
Direct production costs	103,330	101,896
Royalties	1,740	1,948
Share-based compensation	202	78
Depreciation and depletion	16,582	13,952
Write-down of inventory to net realizable value	166	-
	122,020	117,874

Mine operating earnings	28,479	38,893

Expenses:
Exploration	12,898	10,378
General and administrative	7,914	9,284
	20,812	19,662

Operating earnings	7,667	19,231

Finance costs	715	1,172

Other income (expense):
Write off of IVA receivable	-	(434)
Foreign exchange	433	(5,069)
Investment and other	502	(237)
	935	(5,740)

Earnings (loss) before income taxes	7,887	12,319

Income tax expense (recovery):
Current income tax expense	4,650	7,755
Deferred income tax expense (recovery)	(6,447)	654
	(1,797)	8,409

Net earnings for the year	9,684	3,910

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets	155	80
Reclassification for realized (gain) loss on available-for-sale financial assets	(72)	(269)
Available-for-sale financial assets reclassified to net loss	-	-
Total other comprehensive income (loss) for the year	83	(189)

Comprehensive income for the year	$9,767	$3,721

Basic earnings per share based on net earnings	$0.08	$0.03
Diluted earnings per share based on net earnings	$0.08	$0.03

Basic weighted average number of shares outstanding	127,340,834	117,505,811
Diluted weighted average number of shares outstanding	127,957,573	119,030,666

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$38,277	$72,317
Restricted cash	1,000	-
Investments	168	85
Accounts receivable	34,012	25,560
Inventories	13,131	13,431
Prepaid expenses	1,911	2,037
Total current assets	88,499	113,430

Non-current deposits	610	659
Deferred income tax asset	655	183
Mineral properties, plant and equipment	88,816	66,238
Total assets	$178,580	$180,510

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$19,068	$18,229
Income taxes payable	3,185	4,631
Credit facility	-	9,000
Total current liabilities	22,253	31,860

Deferred lease inducement	236	-
Provision for reclamation and rehabilitation	7,982	7,846
Deferred income tax liability	1,592	7,545
Total liabilities	32,063	47,251

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 127,488,410 shares (Dec 31, 2016 - 127,080,264 shares)	450,740	449,594
Contributed surplus	8,747	6,689
Accumulated comprehensive income (loss)	127	44
Retained earnings (deficit)	(313,097)	(323,068)
Total shareholders' equity	146,517	133,259
Total liabilities and shareholders' equity	$178,580	$180,510

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the related notes contained therein.